June 20, 2006	Writer’s Direct Contact
858.720.5141
SStanton@mofo.com

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:	Kintera, Inc. Schedule TO-I filed May 31, 2006; SEC File No. 005-79595

Ladies and Gentlemen:

We are writing on behalf of our client, Kintera, Inc., a Delaware corporation (the “Company”), in response to verbal comments from the staff of the Securities and Exchange Commission (the “Staff”) received on June 19, 2006. Transmitted herewith for filing via EDGAR is Amendment No. 2 to the Company’s Schedule TO-I (File No. 005-79595) (the “Amendment”).

The paragraphs below numbered 1 and 2 restate the verbal comments received by counsel to the Company on June 19, 2006. The discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

1.	Please revise your response to Item 1006(c) of Regulation M-A to reflect that “not applicable” is not an appropriate response.

The Company has revised the disclosure in accordance with the Staff’s comment.

2.	Please provide all of the information required by Item 1010(a)(3), (a)(4) and (c)(1), and provide the disclosure required by Item 1010(c)(2)-(6) of Regulation M-A. Please explain why the inclusion of any new summary financial information in the offering materials pursuant to this comment will not constitute a material change requiring recirculation of the offering materials to security holders.

The Company has revised the disclosure in the materials disseminated to security holders in accordance with the Staff’s comment to include information regarding gross profit, operating loss, book value per share and the break-out of current and non-current assets and liabilities. The Company has also provided disclosure responsive to the requirement for the ratio of earnings to fixed charges by indicating that it does not record “fixed charges” as that term is defined in Item 503(d) of Regulation S-K.

The Company believes that the inclusion of this additional information is not material and does not constitute a material change to the information concerning the Offer. Thus, the Company believes it is not necessary to extend the Offer or to redistribute the offering materials to the security holders. In support of this conclusion, we note the following:

•	the additional summary information is all readily available from the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q, both of which are incorporated by reference into the materials disseminated to security holders;

United States Securities and Exchange Commission

June 20, 2006

Page Two

•	the information previously provided in summary form constitutes the most critical information regarding the Company’s financial performance and condition – i.e., the top and bottom line performance metrics of Net Sales and Net Loss as well as the total assets, liabilities and stockholders’ equity – whereas the additional information is less indicative of the Company’s financial performance and condition;

•	the security holders who are eligible to participate in the Offer are all current employees of the Company who receive the Company’s earnings releases and filings with the Commission via email notices; moreover, as employees of the Company, each of the security holders eligible for participation in the Offer is personally interested in the success and performance of the Company and likely studies the Company’s public disclosures closely on a real-time basis, with the result that they are likely highly informed about the Company’s financials and unlikely to benefit from the additional summary information; and

•	the benefits of the Offer to the participants are clear and unambiguous – each participant has the right to meaningfully improve his or her equity compensation package by electing to participate, as the Offer applies only to options having an exercise price equal to at least $7.00 per share, and security holders will receive in exchange options having a significantly lower exercise price (the new exercise price will be equal to 115% of the closing price of the Company’s common stock on the grant date; had the grant date been June 19, 2006, the exercise price of the new options would have been $1.67 per share) – as a result, the additional summary financial information is not likely to affect the total mix of information available to the participants in making their decisions regarding the Offer.

Further comments or requests for information should be directed to the undersigned. You can reach me at (858) 720-5141.

Very truly yours,

Morrison & Foerster LLP

By:	/s/ SCOTT M. STANTON
Scott M. Stanton
sstanton@mofo.com